November 7, 2013

Mr. Dominic Minore
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	The Pennant 504 Fund (the “Fund”)
Registration Statement on Form N-2
File Numbers 333-190432; 811-22875

Dear Mr. Minore:

The purpose of this letter is to respond to oral comments received from you in your conversation with my colleague, Susan Hoaglund, on October 31, 2013, regarding Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (“Registration Statement”) filed on October 4, 2013.

The Fund understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectus

Cover Page

1.
Comment:  Revise the third sentence of the first paragraph to add “which represent the nonguaranteed” so the sentence reads as follows: “The Fund seeks to achieve its objectives by investing primarily in a portfolio of 504 First Lien Loans secured by owner-occupied commercial real estate which represent the non-guaranteed portion of a U.S. Small Business Administration (“SBA”) Section 504 transaction.”

Mr. Dominic Minore
November 7, 2013

Response:  The Fund responds by revising the disclosure as requested.

2.	Comment: In your response letter, confirm that the Fund followed Instruction 2 to Item 1.g. of Form N-2 when preparing the pricing table appearing on the prospectus cover page.

Response:  The Fund confirms that it followed Instruction 2 to Item 1.g. of Form N-2 when preparing the pricing table appearing on the prospectus cover page.

3.
Comment:  Disclose in the prospectus whether the Fund will break escrow upon the date of termination of the initial offering period, or any monthly closing thereafter, regardless of the amount of securities it has sold as of such date.

Response:  The Fund responds by revising the disclosure as requested in “The Offering and Plan of Distribution – The Offering.”

4.
Comment:  We note the use of the phrases “each investor whose investment is accepted” and “invested in the Fund on behalf of such investor” in the second paragraph.  Disclose in the prospectus the circumstances under which an investor’s investment would not be accepted.

Response:  The Fund responds by revising the disclosure as requested in “The Offering and Plan of Distribution – The Offering.”

Prospectus Summary – 504 First Lien Loans

5.	Comment: It is potentially misleading to refer to first lien loans as “SBA 504 First Lien Loans.” Please drop the “SBA” from the defined term.

Response:  The Fund responds by revising the defined term as requested.

6.	Comment: Please delete the sentence “The SBA Second Lien is also backed by a 100% SBA-guaranteed debenture.”

Response:  The Fund responds by revising the disclosure as requested.

7.	Comment: Revise the table “Sample Building Acquisition Uses & Sources” to show the 504 First Lien Loan as 60% of the project’s cost, rather than 50%, and adjust the other numbers accordingly.

Response:  The Fund responds by revising the table as requested.

Mr. Dominic Minore
November 7, 2013

8.
Comment:  The disclosure indicates that 504 First Lien Loans benefit from a companion SBA Second Lien Loan that is guaranteed by the SBA.  We believe the Fund is making too much of this point.  The companion SBA Second Lien Loan does not add more protection to the 504 First Lien Loan.  There is no additional incentive for the SBA to step up to protect its second lien as compared to other second lien holders.  Delete the reference to “a companion SBA Second Lien Loan that is guaranteed by the SBA, an agency of the U.S. government.”

Response:  The Fund responds by revising the disclosure as requested.

9.
Comment:  The disclosure indicates that, if the SBA chooses to protect its interest in the SBA Second Lien Loan, it can pay off the SBA 504 First Lien Loan or purchase the property at a foreclosure sale.  Expand the disclosure to clarify that the SBA has no legal obligation to pay off the SBA 504 First Lien Loan or purchase the property at a foreclosure sale.

Response:  The Fund responds by revising the disclosure as requested.

10.	Comment: The disclosure indicates that the SBA considers a number of variables when determining whether or not to proactively protect its SBA Second Lien Loan position. Please provide the source.

Response:  The Fund responds by providing supplementally that its source is the SBA Standard Operating Procedures (“SOP”) 50-55 on 504 Loan Servicing and Liquidation.  The Fund added a reference to the SBA SOP under the section “SBA 504 Certified Development Company Loan Program - SBA Second Lien Loans.”

11.
Comment: In the paragraph about the SBA considering a number of variables, revise the example in accordance with the changes made to the table “Sample Building Acquisition Uses & Sources” above and to change “a gross return” to “a gross recovery.”

Response:  The Fund responds by revising the disclosure as requested.

12.	Comment: Please delete the sentence “As an agency of the U.S. government, a source of funds for liquidation has not been, and is not expected to be, an issue for the SBA.”

Response:  The Fund responds by revising the disclosure as requested.

Prospectus Summary – Other Fund Investments

13.	Comment: Confirm and disclose that the Fund may invest up to 20% of its assets in investments other than 504 First Lien Loans.

Mr. Dominic Minore
November 7, 2013

Response:  The Fund responds by revising the disclosure as requested.

Prospectus Summary – Risks – Limited Operating History Risk

14.	Comment: The risk section includes a “limited operating history risk” for the Fund. Consider whether to expand the disclosure to indicate that the Adviser has not operated this type of fund before.

Response:  The Fund responds by revising the disclosure as requested.

Prospectus Summary – Risks – Fixed Income Instruments Risk

15.	Comment: Clarify the second paragraph of the “interest rate reset risk” portion of this risk factor.

Response:  The Fund responds by revising the disclosure as requested.

Prospectus Summary – Risks – Real Estate Risk

16.
Comment:  The “real estate risk” disclosure mentions that the value of real estate collateral is affected by environmental remediation costs.  Expand the disclosure to include an “environmental risk” section if environmental hazards are a material risk for properties securing 504 First Lien Loans.

Response: The Fund responds by supplementally noting that all loans go through typical loan underwriting, including Phase 1 environmental assessments prior to purchase.  Moreover, the disclosure under “SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Investments” indicates that the Adviser will generally exclude from the Fund’s portfolio loans for certain property types, such as gas stations, car washes, and certain properties with underground storage tanks.  By excluding gas stations and properties with underground storage tanks, the Fund does not anticipate environmental hazards to be a material risk factor for properties securing 504 First Lien Loans.

Prospectus Summary – Risks – Geographic Concentration Risk

17.	Comment: Do the properties maintain coverage for hazards? If not, does the Adviser expect the Fund to be materially impacted by losses?

Response:  The Fund responds by revising the disclosure under “Risks” to indicate that the Adviser requires hazard insurance in amounts and with coverages customarily required in commercial real estate lending transactions.

Mr. Dominic Minore
November 7, 2013

Prospectus Summary – Risks – Hospitality Industry Concentration Risk

18.	Comment: Expand the disclosure regarding “hospitality industry concentration risk” to indicate that hospitality properties are special purpose properties with a limited resale market.

Response:  The Fund responds by revising the disclosure as requested.

Prospectus Summary – Risks – Non-Bank Lending Institutions Risk

19.
Comment:  The prospectus discloses that the Fund may purchase fractional interests in 504 First Lien Loans from Non-bank Lenders.  With fractional interests, does the Fund have the ability to enforce provisions in the agreements against borrowers?

Response:  The Fund responds by revising the disclosure under “Summary Risks” and “Risks” to indicate that the Fund has the ability to enforce collection and liquidation actions against borrowers independent of the Non-bank Lender, except in those situations specifically addressed by an inter-creditor agreement.

Prospectus Summary – Risks

20.
Comment: Does the SBA have a potential claim against a First Lien Lender for acts that cause the SBA losses; for example, failure to originate, close, liquidate or service a loan in a commercially reasonable manner?  If so, please disclose in the prospectus.

Response:  The Fund responds supplementally by providing that the SBA does not have such a potential claim under the Third Party Lender Agreement used in the SBA Certified Development Company Loan Program.

Summary of Fund Fees and Expenses

21.
Original Comment:  It appears that, aside from the $10,000 minimum initial investment per investor, the Fund has not specified a total minimum amount of Shares that it must sell prior to commencing operations.  In this regard, the disclosure at the bottom of page 34 indicates that “the Fund will be operational once it has sufficient assets to commence operations, which will be less than $500 million.”  Disclose the minimum dollar amount of Fund assets that would constitute “sufficient assets to commence operations.”  Also disclose whether the sufficient assets to commence operations must be raised by the termination of the initial offering period.  If not, then by what date must the sufficient assets to commence operations be raised.  Would the Fund return all amounts tendered by investors, including sales load, plus interest, if sufficient assets to commence operations are not raised by a date certain?

Mr. Dominic Minore
November 7, 2013

Original Response:  The Fund responds by revising the disclosure as requested regarding the minimum dollar amount of Fund assets that would constitute “sufficient assets to commence operations.”  The Fund supplementally provides that the Fund expects to launch with assets of at least $30 million and that it will not launch until the Fund and its agents receive sufficient indications of interest from prospective investors during the initial offering period.  If sufficient indications of interest are not received, the offering will be terminated.

Follow-up Comments:  How long do you anticipate it will take the Fund to raise $30 million?  By what date will this occur?  How long will an investor’s money be held in escrow?  Confirm supplementally that $30 million is enough capital for the Fund to be viable as an investment company?  Address supplementally whether a $30 million capital raise will result in continuing operations concerns.

Follow-up Response:  The Fund expects to receive at least $30 million of purchase orders from prospective investors within one week after effectiveness.  The Fund will treat all purchase orders received up to $30 million as “indications of interest.”  Once $30 million of purchase orders have been received, the Fund will accept all orders and money received from prospective investors in connection with such purchase orders will be held in escrow until such time as the Fund collects $30 million in assets from the accepted purchase orders.  The Fund and the Adviser have determined that $30 million in assets would be sufficient for the Fund to commence and maintain operations, including sufficient liquidity to meet repurchase requests in accordance with the Fund’s procedures.

22.
Comment:  We assume that the amounts presented in the fee table are based upon the minimum “sufficient assets to commence operations.”  Please disclose in the lead up to the table (not in a footnote) the assumptions that were used when calculating the annual expenses presented in the fee table.

Response:  The Fund responds by revising the disclosure as requested.

Investment Objectives, Strategies and Policies – Investment Strategies

23.	Comment: Expand the last sentence of the second paragraph to specifically indicate that the 504 First Lien Loans are not guaranteed by the SBA.

Response:  The Fund responds by revising the disclosure as requested.

Mr. Dominic Minore
November 7, 2013

SBA 504 Certified Development Company Loan Program

24.	Comment: Disclose in the prospectus the extent to which the foreclosure process in respect of 504 First Lien Loans differs from what would otherwise generally be applicable to similar non-SBA loans.

Response:  The Fund responds by revising the disclosure in the “- Investments in 504 First Lien Loans – Loan Collateral” section to indicate that an action of foreclosure on property securing a 504 First Lien Loan is similar to the foreclosure process on similar non-SBA loans.

SBA 504 Certified Development Company Loan Program – Eligible Borrowers and Uses of Loans

25.
Comment:  The disclosure states that the Fund will not invest in any 504 First Lien Loans where the use of funds is primarily for the purchase of heavy equipment.  Clarify whether the word “primarily” is needed.  If so, quantify and add risk disclosure about heavy equipment.

Response:  The Fund responds by supplementally confirming that the word “primarily” is needed.  The Fund also responds by revising the disclosure as requested.

SBA 504 Certified Development Company Loan Program – Public Benefit Requirements

26.	Comment: Are the public benefit requirements a continuing requirement? If so, what is the risk if they do not continue?

Response: The Fund responds by supplementally confirming that there is no ongoing public benefit requirement for a borrower, guarantor or loan transaction.

SBA 504 Certified Development Company Loan Program – Financing Structure

27.	Comment: Make conforming changes to this section to address the changes required by comments 8 and 12.

Response:  The Fund responds by revising the disclosure as requested.

28.
Comment:  Please change “higher” to “lower” in the sentence “The SBA’s incentive to protect its position would be higher than if the current market value at liquidation was only $1,200,000.”  Also, change table “above” to table “below.”

Mr. Dominic Minore
November 7, 2013

Response:  The Fund responds by clarifying that the SBA’s incentive to protect its position would be higher with a current market value of $1,600,000 than if the current market value at liquidation were only $1,200,000.  Also, the Fund revises its disclosure to refer to the table “below.”

29.
Comment:  The prospectus discloses that the Fund expects to have an average loan-to-value ratio of less than 60%.  How much less than 60%?  The disclosure continues by stating that the total investment in one loan is “outstanding investment plus price paid plus liquidation costs.”  Is this accurate?  Should the “plus price paid” be deleted?

Response: The Fund responds by revising its disclosure to provide that its average loan-to-value ratio will be 55%.  The Fund responds by deleting “plus price paid.”

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Originations and Co-Originations

30.	Comment: Please delete “consider the purchase of” so the sentence reads “The Fund will not purchase any subordinated or junior note.”

Response:  The Fund responds by revising the disclosure as requested.

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Improved Liquidity in 504 First Lien Loan Market

31.
Comment:  Clarify who will benefit from improved liquidity in the 504 First Lien Loan market.  Will the Fund benefit, and if so, how?  If the Fund will not benefit, then explain why this section is included in the prospectus.

Response: The Fund responds by revising the disclosure to note that the Fund may benefit from improved liquidity in the 504 First Lien Loan market.  If the market becomes more liquid, the 504 First Lien Loans in the portfolio would be easier to value.

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Credit Quality

32.
Comment: The disclosure indicates that post-closing, the Adviser will generally rely on an independent third-party servicing agent to send written requests to a borrower for updated financial information, which the Adviser will review and analyze.  Is the borrower contractually required to provide information post-closing?  If so, what type of information?  Is it an event of default if the borrower fails to provide it?

Mr. Dominic Minore
November 7, 2013

Response:  The Fund responds by supplementally providing that the borrower is required to forward personal and business tax returns and tax financial statements on an annual basis. Failure to provide this information could be considered by the Fund to be an event of default; however, it would be considered a technical default rather than a payment default, and would only lead to a formal liquidation proceeding if there were other serious covenant violations.

33.	Comment: The disclosure indicates that a borrower must have at least two years ownership experience in the same industry. Please explain what this means.

Response: The Fund responds by supplementally providing that this requirement is intended to eliminate start-up businesses where the owner has no direct ownership experience in the subject industry.  Clarifying language has been added to the disclosure.

34.
Comment:  The disclosure indicates that the loan-to-value ratio should be 65% for multi-purpose and 60% for special purpose.  Please clarify that this refers to the loan to value ratio for the 504 First Lien Loan.

Response:  The Fund responds by revising the disclosure as requested.

35.	Comment: The disclosure indicates that a guarantor must have a minimum credit score of 620. A FICO score of 620 is a sub-prime guarantor. Please add sub-prime risk disclosure.

Response: The Fund responds by adding sub-prime risk disclosure to the cover page, “Summary Risks” and “Risks” section.

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Restrictive Covenants

36.
Comment:  The disclosure indicates that restrictive covenants typically include restrictions on change of ownership of the real property and/or the borrower without the prior consent of the Adviser on behalf of the Fund.  If the Adviser does not consent, is the loan accelerated and due?

Response: The Fund responds supplementally by providing that this is a standard “due on sale” clause.  The loan would be immediately due and payable upon the event of transfer of ownership without prior consent by the Adviser on behalf of the Fund.  However, the Adviser would seek to encourage proper notification and request for approval by the borrower prior to enforcing any liquidation activity.

Mr. Dominic Minore
November 7, 2013

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Portfolio Maturity

37.
Original Comment:  The disclosure indicates that the First Lien Loans typically have a stated term of between 10 and 30 years, and amortization periods of 20 to 30 years.  Clarify the significance of a loan having a stated term that is less than the period over which the loan is amortized.  It appears that such loans would have a principal amount outstanding at maturity, which could result in a substantial loss to the Fund if the borrower is unable to refinance or repay the debt at maturity.  If true, add appropriate prospectus front cover page and risk factor disclosure indicating that either a material amount or substantially all, as the case may be, of the 504 First Lien Loans are subject to this risk.

Original Response:  The Fund responds by supplementally providing that it does not anticipate that a material amount or substantially all of the 504 First Lien Loans the Fund will purchase will have a stated term that is less than the period over which the loan is amortized.  The Fund may purchase some 504 First Lien Loans with a term less than its amortization, which will result in a balloon payment or balance outstanding at the time of loan maturity.  The Fund has added additional disclosure to the discussion of “portfolio maturity” in this section, but no additional disclosure has been added to the front cover page or the “Risk Factors” section.

Follow-up Comment:  Confirm that an immaterial amount of Fund assets will be invested in loans that are not fully amortized.

Follow-up Response: The Fund responds by adding disclosure about loans that are not fully amortized to the front cover page and adding a “Risk Factor.”

38.
Original Comment:  The disclosure also indicates that the Fund generally will purchase 504 First Lien Loans with adjustable rate features.  Add prospectus front cover page and risk factor disclosure indicating that either a material amount or substantially all, as the case may be, of the 504 First Lien Loans will contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Fund.

Original Response:  The Fund responds by adding a risk factor titled “Interest Rate Reset Risk.”  No additional disclosure has been added to the front cover page.

Follow-up Comment:  If interest reset features are expected to affect a material amount of loans in the Fund’s portfolio, then include interest rate reset risk on the front cover page.

Follow-up Response:  The Fund responds by adding “Interest Rate Reset Risk” to the front cover page.

Mr. Dominic Minore
November 7, 2013

39.
Comment:  The disclosure about the possibility that the Fund may be forced to liquidate a matured loan with an outstanding principal balance states that “an action of liquidation would be mitigated by the principal pay down that occurred over the life of the loan and price appreciation, if any, over the term of the loan.”  Clarify that the Fund could still incur substantial losses on the loan.

Response:  The Fund responds by revising the disclosure as requested.

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Certain Fees Paid To or By the Fund

40.	Comment: Clarify whether the Fund will keep loan origination fees when it originates loans.

Response: The Fund responds by revising the disclosure to add origination fees.

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Servicing

41.	Comment: Clarify that the Master Servicer will not be an affiliate of the Adviser. Also, confirm that the Fund is not going to reimburse the Adviser for the servicing fee.

Response:  The Fund responds by revising the disclosure as requested.  The Fund also confirms that the Fund is not going to reimburse the Adviser for the servicing fee.

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Pari-Passu

42.	Comment: Please define the term “pari-passu” in plain English the first time it is used.

Response:  The Fund responds by revising the disclosure as requested.

SBA 504 Certified Development Company Loan Program – SBA Second Lien Loans

43.
Comment:  Clarify that the SBA is under no legal obligation to take any of the loan actions described.  Revise the first sentence under “Judicial Foreclosures and Protective Bids” to change the word “will” to “may.”  Also, please delete the table showing charge off rates on SBA Second Lien Loans because it is potentially misleading.

Response:  The Fund responds by revising the disclosure as requested.

Mr. Dominic Minore
November 7, 2013

SBA 504 Certified Development Company Loan Program – Anti-Deficiency Legislation and Other Limitations on Lenders

44.	Comment: Add a risk factor that highlights what the risks to the Fund are with respect to anti-deficiency legislation and other limitations on lenders.

Response: The Fund responds by adding a Risk Factor about anti-deficiency legislation.

Risks – Geographic Concentration Risk

45.	Comment: Expand the disclosure contained in this section to discuss the material risks of these seven states.

Response:  The Fund responds by revising the disclosure as requested.

Risks – Hospitality Industry Concentration Risk

46.	Comment: Expand the disclosure contained in this section to discuss the types of properties (hotels, restaurants), nature of the industry and material risks of the industry.

Response: The Fund responds by revising the disclosure as requested.

The Offering and Plan of Distribution – Plan of Distribution

47.	Comment: Please advise the staff whether the Financial Industry Regulatory Authority has reviewed the distribution arrangements described in the registration statement.

Response:  Although FINRA Rule 5110 generally requires FINRA to review the underwriting terms and arrangements of public offerings, FINRA Rule 5110(b)(8)(C) exempts from this requirement the offering of any securities of a closed-end investment company that makes periodic repurchase offers pursuant to Rule 23c-3(b) under the Investment Company Act and offers its shares on a continuous basis pursuant to Rule 415(a)(1)(xi) of the Securities Act – so-called “interval closed-end funds.”  The Fund will make periodic repurchase offers pursuant to Rule 23c-3(b) under the Investment Company Act and will offer its shares on a continuous basis pursuant to Rule 415(a)(1)(xi) of the Securities Act.  Accordingly, the Fund’s underwriting terms and arrangements are exempt from the FINRA filing requirement.

Statement of Additional Information

48.	Comment: Confirm that the Fund is not borrowing for leverage purposes.

Mr. Dominic Minore
November 7, 2013

Response: The Fund responds by supplementally confirming that it is not borrowing for leverage purposes.

49.	Comment: Confirm that the Fund will not engage in securities lending.

Response:  The Fund responds by supplementally confirming that it will not engage in securities lending.

50.	Comment: Clarify whether there is any limit on the amount the Fund will invest in repurchase agreements.

Response: The Fund responds by revising the disclosure as requested.

Part C - Other Information

Signatures

51.
Comment:  At the time the registration statement was filed, it was signed by the trustees and Mr. Elste as president and principal executive officer and Mr. Yurkanin as treasurer and principal financial officer of the Fund.  Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by a principal accounting officer.  In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response:  The Fund responds by supplementally noting that any future registration statement filings will note that Mr. Yurkanin is also the principal accounting officer of the Fund.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Christopher M. Cahlamer

Christopher M. Cahlamer